UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to Sections 55 through 65 of the Investment Company Act of 1940, as amended (the “1940 Act”) and in connection with such notice submits the following information:

Name:	CAPQ BDC

Address of Principal Business Office:	100 East Faith Terrace, Suite 1016
Maitland, Florida 32751

Telephone Number:	(407) 307-2277

Name and Address of Agent For Service of	Michael Quatrini
Process:	Chief Executive Officer
Capital Q Management LLC
100 East Faith Terrace, Suite 1016 Maitland, Florida 32751

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to Sections 55 through 65 of the 1940 Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by Section 3(c)(1) of the 1940 Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of Section 6(f) of the 1940 Act, the undersigned company has caused this notice of intent to elect to be subject to Sections 55 through 65 of the 1940 Act pursuant to Section 54(a) of the 1940 Act to be duly executed on its behalf in the City of Maitland and the State of Florida on the 27th day of February, 2026.

CAPQ BDC

By:	/s/ Michael Quatrini
Name: Michael Quatrini
Title:	Chief Executive Officer

Attest:	/s/ Bruno Quatrini
Name: Bruno Quatrini
Title:	Chief Financial Officer